Norton Rose Fulbright US LLP

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Houston, TX 77010 United States

Direct line +1 713-651-5557

Brian.Fenske@nortonrosefulbright.com

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nortonrosefulbright.com

August 8, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Office of Technology

Attention:    Kyle Wiley, Staff Attorney

                    Josh Shainess, Legal Branch Chief

Re:	Enerflex Ltd.

Amendment No. 2 to Registration Statement on Form F-4

Filed July 18, 2022

File No. 333-263714

SEC Comment Letter dated August 2, 2022

Dear Messrs. Wiley and Shainess:

On behalf of Enerflex, Ltd. (“Enerflex”, the “Registrant” or the “Company”), we are submitting via EDGAR for review by the Securities and Exchange Commission (the “Commission”) this response letter and the accompanying Amendment No. 3 (including certain exhibits) (“Amendment No. 3”) to the Registrant’s above-referenced Amendment No. 2 to Registration Statement on Form F-4 (the “Registration Statement Amendment”). This letter and Amendment No. 3 reflect the Registrant’s respectful acknowledgement and response to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated August 2, 2022 (the “Comment Letter”), and certain other updated information. For your convenience, the Registrant is providing to the Staff a supplemental typeset copy of Amendment No. 3 marked to indicate the changes from the Registration Statement Amendment that was filed on July 18, 2022.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrant are shown below each comment. All references to page numbers in the Registrant’s responses are to the page numbers in Amendment No. 3.

Mr. Kyle Wiley and Mr. Josh Shainess

Securities and Exchange Commission

August 8, 2022

Amendment No. 2 to Registration Statement on Form F-4

Management’s Discussion and Analysis of Financial Condition and Results of Operations Enerflex

First Quarter 2022 Overview, page 247

1.

In your response to prior comment 3, you state that the impact of inflation to the current period and comparative period is not material and therefore no disclosures have been made in the variance analysis of the results. However, we note your disclosure that the gross margin percent was 16.6 percent for the three months ended March 31, 2022 as compared to 22.4 percent for the three months ended March 31, 2021 and that the lower gross margin percent was due to a shift in the product mix, less government grants received, and competitive pricing pressures on materials and labor. Considering that it appears that the change in gross margin percent has had a material impact on your net income, please provide further quantification of the specific factors that impacted your gross margin percent during each period presented.

Response: Product mix is the single largest factor that influenced the change in the gross margin percentage. The results of the first quarter of 2022 have a significantly higher contribution from Engineered Systems than the comparative period. If we were to apply the ratio of revenues from the product lines from the first quarter of 2021 to the first quarter of 2022, then the estimated weighted average gross margin percent for the first quarter of 2022 would be 19.7%.

March 31, 2021	Total	Engineered Systems	Service	Energy Infrastructure
Revenue	203,205	72,232	70,536	60,437
Revenue ratio by product line		35.5%	34.7%	29.7%

March 31, 2022	Total	Engineered Systems	Service	Energy Infrastructure
Revenue	323,069	174,431	83,186	65,452
Gross margin percent	16.6%	9.9%	12.3%	40.0%

	Total	Engineered Systems	Service	Energy Infrastructure
March 31, 2022 revenue using 2021 revenue ratio	323,069	114,839	112,143	96,087
March 31, 2021 revenue ratio by product line		35.5%	34.7%	29.7%
2022 gross margin percent		9.9%	12.3%	40.0%
Calculated gross margin	63,567	11,346	13,819	38,401
Calculated weighted average gross margin percent	19.7%

The government grants received were disclosed as part of our adjusted EBITDA and the subsidies amounted to $4.1 million. The Cost of Goods Sold portion of that number is $2.4 million. If we were to adjust the gross margins of the first quarter of 2021 by that amount, then the gross margin percent would be 21.2%.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Mr. Kyle Wiley and Mr. Josh Shainess

Securities and Exchange Commission

August 8, 2022

The competitive pricing pressures on materials and labor in the first quarter of 2022 are primarily associated with five items:

1.

Salary rollback – in 2020 the Company rolled salaries back by 10%. That rollback improved margins in the first quarter of 2021. That rollback was reversed and salaries were re-instated after July 1, 2021 so the labor costs have increased quarter over quarter.

2.

Turnover on service technicians – we had a significant degree of turnover for service technicians in the last quarter of 2021 so there were costs incurred to hire and train new technicians in the first quarter of 2022.

3.	With labor shortages in the United States, the Company paid out retention bonuses for some staff members.

4.

The largest cost increase related to materials was for increased freight costs, particularly for areas where we had supply chain issues. The Company incurred incremental costs for expedited shipping in order to meet demand in areas where there were parts shortages due to supply chain issues.

5.	Inventory impairments, which are calculated according to our policy.

These incremental costs totaled approximately $3 million. If these costs are added back to the normalized margins for the second quarter of 2022, the resulting gross margin percentage would be 20.6%, which is comparable to the normalized gross margin percentage of the first quarter of 2022, which is equal to 21.2%.

Audited Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 23, Revenue, page F-40

2.

In your response to prior comment 5 you indicate that your finance lease projects are located in a single operating segment. However, it appears that you have finance leases in both your Engineered Systems and Energy Infrastructure product line. Tell us how you considered disclosing the aggregate amount of selling profit on all of your finance leases on a combined basis. Considering your response indicates that finance lease(s) in bookings, backlog, and unsatisfied performance obligations are material projects, it is unclear how your disclosures comply with the objectives of paragraph 90 of IFRS 16 and why this is not material information to investors. Identify the citations in IFRS that supports why you believe you are exempt from this disclosure requirement. Confirm that your consolidated financial statements are in compliance with International Financial Reporting Standards as issued by the International Accounting Standards without this disclosure.

Response: The Company will add in the selling profit associated with the finance leases as required under paragraph 90 of IFRS 16. Please see the additional disclosures.

Unaudited Interim Consolidated Financial Statements

Interim Consolidated Statements of Cash Flows for the three months ended March 31, 2022, page F-62

3.

Please clarify why you refer to your change in working capital, reflected in operating activities, as non-cash. In this regard, it appears that these changes have impacted, or will impact, cash. Please revise or advise.

Response: The Company has removed “non-cash” from the description of changes in the working capital. Please see the revised caption on the Statement of Cash Flows.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Mr. Kyle Wiley and Mr. Josh Shainess

Securities and Exchange Commission

August 8, 2022

4.

We note your restated statement of cash flows. Please revise your disclosures to describe the components of the caption “Net change in working capital associated with investing activities,” and tell us why it is appropriate to reflect these changes as financing activities.

Response: The Company has changed the caption of the changes in the working capital to specify that they are “Net change in accounts payable related to the addition of property, plant and equipment, and rental equipment”.

Since the expenditures that these accounts payable balances relate to are investing activities, the net change in these accounts payable amounts are adjusted as part of the investing activities.

Please see the revised caption on the Statements of Cash Flows.

*                *                 *

We hope that the foregoing has been helpful to the Staff’s understanding of Enerflex’s disclosure and that the disclosure modifications in Amendment No. 3 are satisfactory to the Staff. If you have any questions or comments about this letter or need any further information, please call the undersigned at (713) 651-5557.

Very Truly Yours
By:	/s/ Brian P. Fenske
Brian P. Fenske

cc:	Marc Rossiter (Enerflex Ltd.)

David Izett (Enerflex Ltd.)

Lee McIntyre (Norton Rose Fulbright US LLP)

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.